Christopher D. Menconi +1.202.373.6173 christopher.menconi@morganlewis.com

VIA EDGAR

April 4, 2016

Mr. Jacob Sandoval
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549
sandovalj@sec.gov

Re:	Exchange Traded Concepts Trust (the “Registrant”) File Nos. 333-156529 and 811-22263

Dear Mr. Sandoval:

This letter responds to comments you conveyed to us during a telephone conference on February 24, 2016 regarding (1) the April 30, 2015 shareholder report included in Form N-CSR for the ROBO GlobalTM Robotics and Automation Index ETF (formerly, the ROBO-STOXTM Global Robotics and Automation Index ETF) and (2) the November 30, 2015 shareholder report included in Form N-CSR for the WeatherStorm Forensic Accounting Long-Short ETF (the “WeatherStorm Report”).  The Staff’s comments, as well as the Registrant’s responses, are set forth below.

General Comments

1.	Comment: Item 27(b)(7)(iv) of Form N-1A requires exchange-traded funds (“ETFs”) to provide a table showing the number of days the market price of the ETF’s shares was greater and less than the ETF’s net asset value for the most recently completed five fiscal years (or life of the ETF, if shorter), but allows ETFs to omit this table from the annual report if the ETF’s website provides the premium/discount information required under Item 11(g) of Form N-1A. To the extent the Funds are omitting this information from the annual report, please ensure that the Funds’ websites are disclosing the information in accordance with Item 27(b)(7)(iv).

Response: The Registrant acknowledges the comment and confirms that it will ensure that the Funds’ websites disclose the required information.

Morgan, Lewis & Bockius llp 1111 Pennsylvania Avenue, NW Washington, DC 20004	+1.202.739.3000
United States	+1.202.739.3001

Mr. Jacob Sandoval
April 4, 2016

Both Reports

2.	Comment: In the Expense Example, please include the disclosure required by Instruction 1(e)(i) to Item 27(d)(1) of Form N-1A, which requires ETFs to state that investors may pay brokerage commissions on their purchase and sale of fund shares, which are not reflected in the example.

Response: The Registrant confirms that such disclosure will be included in shareholder reports moving forward.  The Registrant notes that it includes similar disclosure in each Fund’s prospectus, as is required by Instruction 1(e)(i) to Item 3 of Form N-1A.

3.	Comment: Please consider disclosing each Fund’s market price as of the end of the reporting period in the Financial Highlights table or in the Management Discussion of Fund Performance section.

Response: The Registrant confirms that, going forward, it will include a Fund’s market price as of the end of the reporting period in the Fund’s annual shareholder report.

WeatherStorm Report

4.	Comment: The Staff notes that the Fund engaged in short sales and appears to have used the proceeds from those short sales to purchase securities. In light of this, the Staff requests that the Registrant explain the basis for not including a Statement of Cash Flows. In addition, please ensure that the Fund’s Prospectus contains appropriate disclosure relating to borrowing and leveraging.

Response: Consistent with industry practice, the Fund determined that a statement of cash flows was not required because the Fund’s average debt outstanding for the period was less than 10% of the Fund’s average total assets.   If the Fund’s ratio of average debt outstanding to average total assets exceeds 10% during any future reporting period, a statement of cash flows will be included.

The Registrant confirms that the Fund’s Prospectus, which was updated in a filing with the SEC on March 22, 2016, includes appropriate disclosure relating to borrowing and leveraging.

5.	Comment: The Staff refers the Registrant to Note 2 of the Financial Statements, which provides that in the absence of a last quoted sale price, securities are valued at the most recent quoted bid. Please confirm whether this policy also applies when valuing short sale positions.

Response: In the absence of a last quoted sale price, short sale positions are valued at the most recent quoted ask price.  The Registrant will clarify this disclosure in its shareholder reports moving forward.

* * * * *

The Registrant acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosures in Form N-CSR, (ii) Staff comments or changes to disclosures in response to Staff comments in Form N-CSR do not foreclose the Commission from taking any action with respect to such filing, and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Jacob Sandoval
April 4, 2016

Please contact me at (202) 373-6173 with questions or comments.

Sincerely, /s/ Christopher D. Menconi Christopher D. Menconi

cc: J. Garrett Stevens